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SEP 28 2018

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65582

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2017 (MM/DD/YY) AND ENDING 6/30/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ACHELOUS PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue, Floor 21
(No. and Street)

New York	NY	10021
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK SAUNDERS 212-660-7248
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RH CPA
(Name – *if individual, state last, first, middle name*)

38-25 BELL BLVD	BAYSIDE	NY	11361
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK SAUNDERS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACHELOUS PARTNERS, LLC, as of JUNE 30, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KENNY MOLINA
Notary Public, State of New York
No. 01MO6346103
Qualified in New York County
Commission Expires August 8, 2020

Signature

MANAGING MEMBER
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACHELOUS PARTNERS, LLC

Financial Statement

With

Report of Independent Registered Public Accounting Firm

For the Year Ended June 30, 2018

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

ACHELOUS PARTNERS, LLC
JUNE 30, 2018

Table of Contents

RH CPA
38-25 Bell Blvd, Bayside, NY 11361
Tel: +1 914-343-2547
Email: Vivianhu@rhgroupcpa.com

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of Achelous Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Achelous Partners, LLC (the "Company") as of June 30, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Achelous Partners, LLC as of June 30, 2018, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

RH CPA

RH CPA

We have served as the Company's auditor since 2018.
Bayside, New York
September 25, 2018

ACHELOUS PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2018

ASSETS		
Cash	$	961,160
Prepaid expenses		52,253
Accounts receivable		23,885
Due from brokerage firm		694
TOTAL ASSETS	$	1,037,992
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES:		
Accrued expenses and other liabilities	$	18,919
TOTAL LIABILITIES		18,919
COMMITMENTS AND CONTINGENCIES		
MEMBERS' EQUITY		1,019,073
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	1,037,992

See accompanying notes to financial statements

ACHELOUS PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2018

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS:

Achelous Partners, LLC (the "Company") was formed as a limited liability company in Delaware on April 1, 2002. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

The Company provides advisory services to businesses, providing valuations and strategic planning with a focus on merger and acquisition advice. The Company's clients are both public and private entities and are most notably involved in the origination and execution of crossborder transactions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. An allowance for doubtful accounts was not required at June 30, 2018.

Revenue Recognition

Revenues are recognized as they are earned, in accordance with their respective agreements, and arise from financial advisory services provided by the Company to its clients. The capital raising and financial restructuring success fees are recognized at the closings of the respective transactions.

Income Taxes

The Company is organized as a limited liability company that is treated as a partnership for tax purposes. The taxable income or loss of the Company is allocated to the members. Accordingly, no provision for federal or state income taxes has been reflected in the accompanying financial statements. The Company is subject to the New York City unincorporated business tax and the provision for income tax shown on the Statement of Income is for the unincorporated business taxes paid during the period ending June 30, 2018.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

NOTE 3 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2018, the Company had net capital of $942,241 which was $937,241 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.02 to 1.

ACHELOUS PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2018

NOTE 4 – CONCENTRATIONS OF CREDIT RISK:

Cash
The Company maintains principally all cash balances in two financial institutions which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institutions. The Company has not incurred any losses on this account. At June 30, 2018, the amount in excess of insured limits was $659,590.

Revenue
During the year ended June 30, 2018, approximately 70% of the Company's revenue was from one customer.

NOTE 5 – OCCUPANCY:

The Company subleases its facility on a month-to-month basis at the rate of $3,000 per month. Rent expense for the year ended June 30, 2018 was $36,000.

NOTE 6 – RELATED PARTY TRANSACTIONS:

The Company pays an affiliate, related by common ownership, fees for consulting services. Fees incurred for the year ended June 30, 2018 were $103,200.

The Company's travel and entertainment expenses on the accompanying statement of income include reimbursements to the members for business travel costs incurred on the Company's behalf of $867.

NOTE 7 – 401K RETIREMENT PLAN

The Company maintains a contributory 401(k) Plan (the"Plan"). The 401(k) Plan is for the benefit of all eligible employees with no minimum age or service requirement. The employees may make voluntary contributions to the Plan while the employer makes contributions equal to 100% of the first 3% of the participant's compensation which is deferred as an elective dererral and an additional 50% is contributed on the next 2%. Matching contributions are determined each payroll period. Employer contributions for the year ended June 30, 2018 were $10,399.

NOTE 8 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of GAAP recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates

For the year ending June 30, 2018, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 9 – GUARANTEES:

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The Company has issued no guarantees at June 30, 2018, or during the year then ended.

NOTE 10 – COMMITMENTS AND CONTINGENCIES:

The Company had no commitments or contingent liabilities and had not been named as a defendant in any lawsuit at June 30, 2018, or during the period then ended.

NOTE 11 – SUBSEQUENT EVENTS:

The company has evaluated events and transactions that occurred through the date which financial statements were available to be issued, for possible disclosure and recognition in the financial statements.